Exhibit 2

AGREEMENT

THIS AGREEMENT (the “Agreement”) is made and entered into as of September 26, 2012 by and between Fort Ashford Holdings, LLC, a Nevada limited liability company with an address of 120 Vantis Drive, Suite 300, Aliso Viejo, CA 92656 (“Fort Ashford”) and Food Technology Service Inc., a Florida corporation with an address of 502 Prairie Mine Road, Mulberry, FL 33860 (“Food Technology”).

WHEREAS, Fort Ashford proposes to acquire certain shares of Food Technology (the “Acquisition”) held by Richard G. Hunter, Ph.D., Chief Executive Officer and Chief Financial Officer of Food Technology;

WHEREAS, Fort Ashford owns, as reported on its Schedule 13D filed with the Securities and Exchange Commission on June 12, 2012, approximately 24.9% of the issued and outstanding common stock of Food Technology, based upon 2,810,377 shares of common stock issued and outstanding of Food Technology as reported on Food Technology’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed May 15, 2012;

WHEREAS, the Acquisition will increase Fort Ashford’s interest in securities of Food Technology;

WHEREAS, Fort Ashford desires that the Board of Directors of Food Technology, acting on the advice of a committee of independent directors, approve the Acquisition in order to avoid the adverse voting rights consequences which otherwise could result under the Florida Control-Share Act as set forth in Section 607.0902(2)(d)(7) of the Florida Business Corporations Act; and

WHEREAS, Food Technology desires that Fort Ashford hold the shares acquired pursuant to the Acquisition for a period of at least six months from their respective date of purchase; and

WHEREAS, Food Technology is willing to provide Fort Ashford with certain representations, warranties and covenants relating to the Acquisition;

NOW, THEREFORE, in consideration of the premises and agreement and covenants contained herein, the parties hereto do hereby agree as follows:

1.	Covenants. Based on the fact that the Board of Directors of Food Technology has approved the Acquisition, Fort Ashford agrees to hold its shares of Food Technology, including the shares acquired as a result of the Acquisition, for such holding period as required pursuant to federal and state securities laws, including complying with any volume limitations that may be imposed by Rule 144 of the Securities Act of 1933 unless Food Technology subsequently agrees to register such shares for resale.

2.	Control Share Acquisition Statute. Food Technology hereby confirms that it has taken any and all actions, including, without limitation, the approval by the Board of Directors of Food Technology, necessary or appropriate in order to opt out of or otherwise render the Florida Control-Share Act as set forth in Section 607.0902(2)(d)(7) of the Florida Business Corporations Act, inapplicable to the direct or indirect acquisition by Fort Ashford of the shares of Food Technology held directly or indirectly by Dr. Hunter immediately prior to the consummation of the Acquisition and otherwise cause such acquisition not to constitute a “control share acquisition” under such statute. A copy of the duly adopted resolutions of the Board of Directors of Food Technology implementing the provisions of this Section 2 and approving the other provisions of this Agreement are attached hereto as Exhibit A.

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3.	Representations and Warranties of Food Technology.

a.	Food Technology has the requisite corporate power and authority to enter into and perform this Agreement, and to perform its obligations contemplated hereby and thereby.
b.	The execution of this Agreement has been duly and validly authorized by the Food Technology’s Board of Directors and no further consent or authorization is required by Food Technology, its Board of Directors, or its shareholders.
c.	This Agreement constitute the valid and binding obligations of Food Technology enforceable against Food Technology in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.
d.	Food Technology agrees to accept an opinion of counsel from such attorney of Fort Ashford’s choosing in regards to the applicability of Rule 144 to the shares currently held by Fort Ashford and the shares acquired as a result of this Acquisition and future acquisitions, if any, and will take all necessary steps, at its sole expense, to communicate and approve such appointment of counsel with the Food Technology’s transfer agent.

4.	Mutual Representations and Warranties. Each of Food Technology and Fort Ashford represents and warrants to the other party to this Agreement as follows:

a.	There is nothing in any agreement such party has entered into that in any way will limit its ability to perform all of the obligations undertaken by it under this Agreement;
b.	Such party is not a party to any agreement, understanding or arrangement, direct or indirect, which conflicts with any provisions of this Agreement; and
c.	Such party has duly authorized, executed and delivered this Agreement and (assuming the due authorization, execution and delivery of this Agreement by the other parties hereto) constitutes a valid and binding obligation of such party.

5.	Subsequent Food Technology Acquisitions. Food Technology agrees that the consummation of this Agreement and/or the consummation of the Acquisition purchase shall not hinder Fort Ashford either directly or indirectly, on its own or through any subsidiary entity or person, or successor in interest, from acquiring any additional shares of Food Technology stock beyond those acquired as a result of the Acquisition.

6.	Right to Injunction. In the event any party to this Agreement breaches any provision contained in this Agreement, each of the parties acknowledge that a remedy at law for damages will be inadequate and that the parties seeking to enforce this Agreement will be entitled to an injunction to prevent prospective or continuing breaches hereof.

7.	Term. The provisions of this Agreement shall survive until the ten year anniversary of the effective date of the Acquisition.

8.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

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9.	Severability. The invalidity of any one or more clauses or sections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part thereof, all of which are inserted conditionally on their being valid in law and, in the event that any one or more of the clause or sections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid clauses or sections had not been inserted.

10.	Waivers. The waiver by a party hereto of a breach or violation of any term or provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation.

11.	Entire Agreement. This Agreement represents the entire understanding and agreement among the parties with respect to the subject matter hereof, and supersedes all other agreements, negotiations, understandings and representations between such parties with respect to the subject matter hereof.

12.	Sections and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13.	Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterparts.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

FORT ASHFORD HOLDINGS, LLC
120 Vantis Drive, Suite 300
Aliso Viejo, CA 92656

By:	/s/ Frank Kavanaugh
Name:	Frank Kavanaugh
Title:	Managing Director

With a copy to Fort Ashford’s counsel (which shall not constitute notice) at:

Amy Trombly, Esq.

Trombly Business Law, PC

1320 Centre Street, Suite 202

Newton, MA 02459

Fax: (617) 663-6164

FOOD TECHNOLOGY SERVICE, INC.

502 Prairie Mine Road

Mulberry, FL 33860

By:	/s/ John T. Sinnott, M.D.
Name:	John T. Sinnott, M.D., F.A.C.P
Title:	Chairman of the Board of Directors

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